Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)

Three Months Ended September 30,		Fiscal Year Ended June 30,
2009		2009	2008	2007	2006	2005

Earnings (1):
Earnings from continuing operations before income taxes	$8,438	$20,363	$22,271	$18,438	$16,380	$14,576
Add: Fixed charges	69	108	151	271	331	247
Add: Cash distributions from equity method investments	4	85	10	—	51	11
Subtract: Income from equity method investments	4	81	62	62	—	—

Total Earnings:	$8,507	$20,475	$22,370	$18,647	$16,762	$14,834

Fixed Charges (2):
Interest expense	$37	$38	$106	$230	$295	$209
Capitalized debt issuances costs	19	20	—	—	—	—
Interest component of rent expense	13	50	45	41	36	38

Total Fixed Charges:	$69	$108	$151	$271	$331	$247

Ratio of Earnings to Fixed Charges	123	190	148	69	51	60

(1)

Earnings represent earnings from continuing operations before income taxes and before income (losses) from equity method investments plus: (a) fixed charges; and (b) cash distributions from equity method investments.

(2)

Fixed charges include: (a) interest expense; (b) capitalized debt issuance costs; and (c) the portion of operating rental expense which management believes is representative of the interest component of rent expense.